Exhibit 99.2

NEW GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009
(IN UNITED STATES DOLLARS, EXCEPT WHERE NOTED)

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with New Gold Inc.’s (the “Company”) unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2009 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 3, 2009.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

THIRD QUARTER FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	Third quarter gold production of 79,531 ounces.

▪	Third quarter gold sales of 77,645 ounces.

▪	Total cash cost(1) of $470 per ounce of gold sold.

▪
Net income from continuing operations of $6.1 million or $0.02 per share compared to $18.0 million or $0.08 per share in the third quarter of 2008.  Earnings from mine operations improved by $9.1 million to $22.6 million compared to $13.5 million in the third quarter of 2008.

▪	New Gold completed an equity offering and issued 30.7 million common shares from treasury for gross proceeds of $107.2 million.

▪	Cash and cash equivalents held by continuing operations totalled $242.6 million at September 30, 2009.

BACKGROUND

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada, Chile and Brazil. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite Mine”) in the United States, the Cerro San Pedro (“Cerro San Pedro Mine”) gold-silver mine in Mexico, and the Peak gold-copper mine (“Peak Mine”) in Australia.  Significant development projects include the New Afton copper-gold project in Canada (“New Afton”) and a 30% interest in the El Morro copper-gold project in Chile (“El Morro”).  New Gold has an objective of becoming a million ounce gold producer, with a lower than industry average total cash cost per ounce, by 2012.  New Gold plans on achieving this vision through:

▪	Delivering on operational targets (safety, cost, production and environment and social responsibility);
▪	Maintaining a strong financial position;
▪	Internal growth through project development and the continuous improvement of our existing operations; and
▪	External growth through the continued consolidation of gold producers.

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New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential.  The board of directors, management and the employees of New Gold are committed to achieving this in a socially responsible and sustainable manner.

CORPORATE DEVELOPMENTS

EQUITY FINANCING

On September 11, 2009, the Company closed a bought deal public offering of 26,700,000 common shares with an underwriters’ exercise in full of an over-allotment option to purchase an additional 4,005,000 common shares at a price of Cdn$3.75 per Common Share for gross proceeds of $107.2 million (Cdn$115 million).

The Company intends to use the net proceeds of the financing to fund exploration activities primarily at its Cerro San Pedro property until the end of 2010 in support of its internal growth objective.  The remainder of the net proceeds is intended to be used in support of its external growth objective through the completion of potential future acquisitions.  The net proceeds also allow the Company to maintain its strong financial position by providing additional cash reserves to continue future exploration and development activities in the event metal prices should fall.

The Company intends to use the net proceeds of the financing as stated above, although there may be circumstances where, for sound business reasons, a reallocation of funds may occur as determined at the discretion of the Company.  Such reallocation may include, for example, the repayment of outstanding debt, however, the Company has no specific plans in this respect at this time.

AMENDMENT TO TERM LOAN FACILITY

On October 7, 2009 the Mesquite Mine’s term loan facility was amended and the Company made a prepayment of $15.0 million.  The prepayment reduces the outstanding principal of the loan to $45.8 million, with scheduled repayments through June 30, 2012.  The lending syndicate, lead by Investec Bank plc, now considers the development of the Mesquite Mine complete and has released the guarantee provided by Western Goldfields Inc. (a wholly owned subsidiary of New Gold).  In addition, the remaining available commitment of $18.6 million, which New Gold no longer requires, has been cancelled along with all related costs to the Company.  The revised interest rate is US dollar LIBOR plus 4.25% and New Gold paid a restructuring fee of $0.2 million.  The term loan facility is now repayable by June 30, 2012 unless the Company chooses to repay the loan early or the sweep mechanism comes into effect.  The Company is now considering its options on its gold hedge program, a required condition precedent to the loan facility, that now extends two and half years beyond the revised term to December 31, 2014, the original term prior to prepayment.  165,000 ounces of gold, or approximately half of the program, are hedged beyond June 30, 2012 and may be monetized by New Gold.

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BARRICK’S POTENTIAL ACQUISTION OF EL MORRO

On October 12, 2009, Barrick Gold Corporation (“Barrick”) and Xstrata Copper Chile S.A. (“Xstrata”) entered into a formal sale agreement for the sale of Xstrata’s 70% interest in El Morro SCM, the holder of the El Morro copper-gold project, and associated rights and assets, for a total cash consideration of $465.0 million.  The transaction remains subject to several conditions before completion and is scheduled to close prior to January 30, 2010.

New Gold holds a right of first refusal to purchase Xstrata’s 70% interest in El Morro and has until January 11, 2010 to exercise such right.  Barrick’s agreement to purchase Xstrata’s interest in El Morro is subject to the expiration or waiver of the New Gold right of first refusal and other customary closing conditions.  The Company is monitoring the situation and assessing its options on the El Morro project.

SELECTED QUARTERLY FINANCIAL INFORMATION
(US dollars in thousands, except ounces, per ounce and per pound amounts)

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008

Operating Data (1)
Tonnes of ore mined (000’s)	7,530	4,989	18,348	8,306
Tonnes of waste removed (000’s)	17,638	14,065	48,824	34,814
Ratio of waste to ore	2.34	2.82	2.66	4.19
Gold (ounces):
Produced	79,531	68,801	190,101	154,153
Sold	77,645	67,156	185,932	159,397
Silver (ounces):
Produced	342,633	282,055	1,184,110	282,055
Sold	382,278	305,430	1,177,210	305,430
Copper (000's of pounds):
Produced	3,629	2,365	11,708	5,775
Sold	3,752	1,715	9,070	5,121
Realized prices (2):
Gold ($/ ounce)	$959	$870	$935	$915
Silver ($/ ounce)	$14.83	$15.24	$13.75	$15.24
Copper ($/ pound)	$2.57	$2.76	$2.32	$2.76
Total cash cost per gold ounce sold (3) (4)	$470	$565	$460	$568

Financial Data
Revenues	$88,491	$49,171	$192,015	$106,346
Earnings from mine operations	$22,596	$13,520	$48,939	$36,004
Net earnings (loss) from continuing operations	$6,096	$18,005	$(181,139)	$31,473
Operating cash flows from continuing operations	$6,002	$(5,384)	$24,625	$5,747

(1)
Operating results for Cerro San Pedro and New Afton are included as of July 1, 2008.  Results for the Mesquite Mine and Western Goldfields are included in periods subsequent to June 1, 2009.  The above table includes results for the Amapari Mine which is presented as a discontinued operation for financial reporting purposes.

(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.

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(3)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold sold for Peak Mine is net of by-product copper sales revenue.  The calculation of total cash cost per ounce of gold for Cerro San Pedro is net of by-product silver sales revenue.

(4)
Total cash cost per gold ounce sold figures for previous periods have been amended as a result of reclassification of costs between operating costs and depreciation and depletion for the Cerro San Pedro Mine.

OVERVIEW OF THIRD QUARTER 2009 FINANCIAL RESULTS

In the third quarter of 2009, net income from continuing operations was $6.1 million, which decreased from $18.0 million in the same prior year period.  Higher realized gold prices, higher realized copper prices, increased production and lower corporate administration costs were partly offset by higher operating costs of $51.1 million and losses from foreign exchange of $8.9 million compared to operating costs of $29.0 million and a gain of $18.2 million from foreign exchange during the third quarter of 2008.  In the third quarter, the Company designated the Amapari Mine as a discontinued operation and therefore has separately presented all financial information for this mine from continuing operations.

The Company sold 77,645 ounces of gold during the third quarter of 2009, compared to 52,890 ounces in the second quarter.  In addition to incremental ounces sold, the increase in average realized price(2) of gold sold from $926 to $959 per ounce quarter-over-quarter resulted in a 43% increase in revenues to $88.5 million.  Corporate administration costs and exploration costs remained relatively unchanged on a quarter-over-quarter basis.  Business transaction costs of $6.6 million related to the Western Goldfields acquisition was fully accounted for by June 30, 2009, of which $5.9 million was incurred during the second quarter.  Related to the Western Goldfields acquisition was a one-time goodwill impairment charge of $189.6 million during the second quarter.  The continuing improvement in credit markets resulted in gains on the investment in asset backed notes of $9.7 million and $5.3 million in the second and third quarters of 2009, respectively.  Whereas the continued strengthening in exchange rates of foreign currencies in relation to the US dollar has resulted in losses on foreign exchange of $32.6 million and $8.9 million in the second and third quarters of 2009, respectively.

For the nine months ended September 30, 2009, net loss from continuing operations was $181.1 million, compared to net earnings from continuing operations of $31.5 million from the prior year period.  The decrease in net income was primarily driven by a goodwill impairment charge on the Western Goldfields acquisition of $189.6 million, losses on foreign exchange of $41.5 million, and business combination transaction costs relating to the Western Goldfields acquisition of $6.6 million.  These decreases were partially offset by increased revenues from higher gold sales, the contribution of the Mesquite Mine’s gold production, gains on investments of $15.0 million, and a gain of $14.2 million on the buyback of long-term debt.

Cash flows were positively influenced by the increase of gold ounces sold from 67,156 ounces in the third quarter of 2008 to 77,645 ounces in 2009.  The average realized gold price(2) also increased by 10% from $870 per ounce in the third quarter of 2008 to $959 per ounce in 2009.  Additionally, the Company successfully closed a bought deal equity public offering for gross receipts of $107.2 million on September 11, 2009.

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OPERATIONS REVIEW
(all tabular data in US$ thousands unless otherwise stated)

A.	MESQUITE MINE, CALIFORNIA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California.  The Mesquite Mining District lies beneath alluvial pediment deposits at the base of the Chocolate Mountains.

The Mesquite Mine originally commenced operations in 1986 and has, over the last 23 years, been subject to significant exploration with over 6,000 reverse circulation drill holes having been completed during its life.  Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista.

	Three Months Ended	Period June 1 to
	September 30, 2009	September 30, 2009

Operating Data
Tonnes of ore mined (000's)	3,870	4,819
Tonnes of waste removed (000's)	12,587	15,578
Ratio of waste to ore	3.25	3.23
Tonnes of ore to leach pad (000's)	3,870	4,819
Average gold head grade (grams/tonne)	0.43	0.44
Gold (ounces):
Produced (2)	29,012	38,053
Sold	27,594	39,195
Realized prices (3):
Gold ($/ ounce) (4)	$947	$927
Total cash cost per gold ounce sold (5)	$662	$675

Financial Data
Revenues	$26,137	$36,348
Earnings (loss) from operations (6)	$1,562	$(189,751)

(1)	The above table only presents the Mesquite Mine’s operations since the period of ownership by New Gold on June 1, 2009.
(2)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(3)	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See Endnote 2 at the end of this MD&A.
(4)	Includes realized gains and losses from gold hedge settlements.
(5)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.
(6)	Includes goodwill impairment charge of $189.6 million.

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The Mesquite Mine’s operations are included in New Gold’s operating results for the period subsequent to June 1, 2009 only.  Prior quarter information, presented below, is for information purposes only.  Results from prior ownership have been added to periods of New Gold’s ownership for comparative purposes only.

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008

Operating Data
Tonnes of ore mined (000's)	3,870	2,733	8,675	5,685
Tonnes of waste removed(000's)	12,587	10,233	35,155	30,982
Ratio of waste to ore	3.25	3.74	4.05	5.45
Tonnes of ore to leach pad (000's)	3,870	2,733	8,675	5,685
Average gold head grade (grams/tonne)	0.43	0.77	0.44	0.87
Gold (ounces):
Produced (1)	29,012	42,357	88,757	79,947
Sold	27,594	47,535	87,647	80,255
Average realized prices (2):
Gold ($/ ounce) (3)	$947	$870	$ 888	$ 884
Total cash cost per gold ounce sold (4)	$662	$390	$624	$503

Financial Data
Revenues	$26,137	$41,353	$78,846	$70,956
Earnings (loss) from operations (5)	$1,562	$18,624	$(184,728)	$18,246

(1)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See Endnote 2 at the end of this MD&A.
(3)	Includes realized gains and losses from gold hedge settlements.
(4)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.
(5)	Includes goodwill impairment charge of $189.6 million.

Third Quarter of 2009 Compared to Third Quarter of 2008

Gold production for the quarter ended September 30, 2009 was 29,012 ounces compared to 42,357 ounces produced in the same period in 2008.  Gold production was lower in the third quarter of 2009 principally due to mining lower grade material in the Rainbow 2 and 3 pits compared to higher grade material mined in the Rainbow 1 pit during the third quarter of 2008.  The grade mined in the third quarter of 2009 was 0.43 g/t, compared to 0.77 g/t in same prior year period.  Total tonnes placed on the leach pad in the current period were 3.9 million tonnes compared to 2.7 million tonnes in the same prior year period.

Total gold production for the third quarter of 2009 was 29,012 ounces which was lower than forecast.  Gold production in July and August was below forecast due to a shortfall of ore tonnes, lower ore grade in the Rainbow 3 pit, and timing of the ore placed on the leach pad.  September gold production was slightly higher than forecast as ore production shifted to the Rainbow 2 pit.  Gold production is expected to improve during the fourth quarter of 2009 as ounces are recovered from the leach pad and higher ore tonnages are placed on the leach pad.

Revenue for the quarter ended September 30, 2009 was $26.1 million compared to $41.4 million in the same period last year due largely to a decrease in ounces sold from 47,535 ounces in 2008 to 27,495 ounces in 2009.  The average realized gold price(2) during the third quarter of $947 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix of $960 per ounce.  In the third quarter of 2008, the Mesquite Mine recognized an average realized gold price(2) of $870 per ounce of gold sold.

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Total cash cost(1) per ounce of gold sold for the quarter ended September 2009 was $662 per ounce as compared to $390 in the same prior year period.  The increase in cash cost was driven primarily by lower production in the current quarter, increased costs associated with equipment maintenance repair, increased consumption of cyanide and lime, and most significantly, the addition of a temporary contract miner during the quarter to assist with waste stripping.

Mining at Mesquite in the third quarter of 2009 continued to be impacted by equipment availability.  Loader and truck down time experienced during the quarter exceeded estimates due to hydraulic issues with loaders and additional welding required on haul truck frames.  Lower equipment availability necessitated the utilization of a contract miner during the period to assist with waste stripping.  Due to delayed mining, cyanide and lime additions have also been increased to achieve optimum gold recovery.

Capital expenditures totalled $0.8 million and $5.1 million for the three month periods ended September 30, 2009 and 2008, respectively.  The decrease was principally the result of construction activity winding down through the end of 2008.

First Nine Months of 2009 Compared to First Nine Months of 2008
(Full Year – Not Period of Ownership)

Gold production for the nine months ended September 30, 2009 was 88,757 ounces compared to 79,947 ounces produced in the same period in 2008.  The increase in 2009 was due in part to Mesquite’s “start-up” status during the first quarter of 2008 resulting in fewer ore tonnes being processed, which was partially offset by higher grade material mined from Rainbow 1 in 2008.  Other factors that significantly affected gold production in 2008 were lower equipment availability and a 14% shortfall of ore tons and grade in the Rainbow 3 pit.

Revenue for the nine months ended September 30, 2009 was $78.8 million compared to $71.0 million in the same prior year period.  The increase in revenue was a result of an increase in ounces sold to 87,647 from 80,255.  Additionally, the average realized gold price(2) of $888 per ounce was higher in 2009 compared to $884 per ounce in 2008.  The average realized gold price(2) during the nine months ended September 30, 2009 of $888 per ounce was lower than the average London Metals Exchange PM gold fix of $933 per ounce, due principally to the Company delivering 49,500 ounces into its gold hedge program at a price of $801 per ounce.  The first settlements into the gold hedge program began in the third quarter of 2008 with a total of 16,500 ounces.  The first settlement was paid in cash and all subsequent settlements have been completed with the physical delivery of gold.

Total cash cost(1) per ounce of gold sold for the nine months ended September 30, 2009 was $624 compared to $503 in the same period last year.  During 2009, the Mesquite Mine has incurred additional costs due to lower equipment availability.  Maintenance and repair cost has increased during this period, and a contract miner was utilized to assist with waste stripping in the Rainbow mining area.  Additional expenditures were realized for increased cyanide and lime consumption, and a one-time change-over of bias-ply haul truck tires to radial tires.

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Capital expenditures totalled $3.0 million and $18.9 million for the nine month periods ended September 30, 2009 and 2008, respectively.  The decrease was principally the result of construction activity winding down during 2008.

B.	CERRO SAN PEDRO, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí.  The project property consists of 52 mining and exploration concessions totalling 78 square kilometres in the historic Cerro San Pedro mining district.  The current focus of exploration is on the southern half of a two-plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the Company’s current open pit mine operation.
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008

Operating Data
Tonnes of ore mined (000’s)	3,467	2,059	9,081	2,059
Tonnes of waste removed (000’s)	5,050	3,831	13,669	3,832
Ratio of waste to ore	1.46	1.86	1.51	1.86
Tonnes of ore processed (000’s)	3,467	2,059	9,081	2,059
Average gold head grade (grams/tonne)	0.42	0.59	0.46	0.59
Average silver head grade (grams/tonne)	30.33	24.22	31.47	24.22
Gold (ounces):
Produced (2)	24,928	24,387	69,721	24,387
Sold	27,193	26,070	68,857	26,070
Silver (ounces):
Produced (3)	342,633	282,055	1,184,110	282,055
Sold	382,278	305,430	1,177,210	305,430
Realized prices (4):
Gold ($/ ounce)	$964	$874	$942	$874
Silver ($/ ounce)	$14.83	$15.24	$13.75	$15.24
Total cash cost per gold ounce sold (5)	$416	$367	$394	$367

Financial Data
Revenues	$31,894	$27,439	$81,079	$27,439
Earnings (loss) from operations	$7,671	$8,708	$14,924	$8,708

(1)	The above table only presents the Cerro San Pedro Mine operations since the period of ownership on July 1, 2008.
(2)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(3)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro for the three months ended September 30, 2009, would be $514 per ounce of gold and $7.90 per ounce of silver, as compared to $453 per ounce of gold and $7.90 per ounce of silver for the three months ended September 30, 2008.

(4)	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See Endnote 2 at the end of this MD&A.
(5)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.   See Endnote 1 at the end of this MD&A.  Total cash cost per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion.

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The Cerro San Pedro Mine’s operations are included in New Gold’s operating results for the period subsequent to July 1, 2008 only.  Prior quarter information, presented below, is for information purposes only.  Results from prior ownership have been added to periods of New Gold’s ownership for comparative purposes only.

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008

Operating Data
Tonnes of ore mined (000’s)	3,467	2,059	9,081	6,776
Tonnes of waste removed (000’s)	5,050	3,832	13,669	9,958
Ratio of waste to ore	1.46	1.86	1.51	1.47
Tonnes of ore processed (000’s)	3,467	2,059	9,081	6,789
Average gold head grade (grams/tonne)	0.42	0.59	0.46	0.62
Average silver head grade (grams/tonne)	30.33	24.22	31.47	21.22
Gold (ounces):
Produced (1)	24,928	24,387	69,721	63,330
Sold	27,193	26,070	68,857	64,182
Silver (ounces):
Produced (2)	342,633	282,055	1,184,110	794,427
Sold	382,278	305,430	1,177,210	810,131
Realized prices (3):
Gold ($/ ounce)	$964	$874	$942	$896
Silver ($/ ounce)	$14.83	$15.24	$13.75	$16.46
Total cash cost per gold ounce sold (4)	$416	$367	$394	$370

Financial Data
Revenues	$31,894	$27,439	$81,079	$70,936
Earnings (loss) from operations	$7,671	$8,708	$14,924	$30,886

(1)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro for the three months ended September 30, 2009, would be $514 per ounce of gold and $7.90 per ounce of silver, as compared to $453 per ounce of gold and $7.90 per ounce of silver for the three months ended September 30, 2008.

(3)	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See Endnote 2 at the end of this MD&A.
(4)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  Total cash cost per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion.

Third Quarter of 2009 Compared to Third Quarter of 2008

Gold production for the third quarter of 2009 increased by 2.2% to 24,928 ounces compared to 24,387 ounces produced in the same prior year period.  The increase in production over the third quarter of 2008 was due to an increase in the ore tonnes mined, which offset a decrease in gold grades.  Silver production increased during the quarter to 342,633 ounces from 282,055 ounces in the same prior year period.  This increase in silver production can be attributed to the higher silver grades mined during the third quarter of 2009.

Total cash cost(1) per ounce of gold sold in the third quarter of 2009 was $416 per ounce compared to $367 per ounce in the same prior year period, representing an increase of 13%.  This was due to a number of factors including lower silver prices and higher consumables costs, which were partly offset by the depreciation in the Mexican peso versus the US dollar.  The increase in ounces of gold and silver sold in the third quarter of 2009 mitigated the increase in costs.

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Revenue for the third quarter 2009 was $31.9 million which was a 16% or $4.5 million increase over the same prior year period.  The main driver for this increase was increased average realized prices.  The average realized gold price(2) during the third quarter 2009 and 2008 was $964 and $874, respectively, which corresponds well to the average London Metals Exchange PM gold fix of $960 and $872, respectively.  The average realized silver price(2) during the third quarter 2009 and 2008 was $14.83 and $15.24, respectively, which compares to the average London Metals Exchange silver fix of $14.69 and $15.09, respectively.  In addition, silver ounces sold increased by 76,848 ounces while gold ounces sold increased from 26,070 in the third quarter of 2008 to 27,193 ounces in the third quarter of 2009.

Capital expenditures during the quarter totalled $0.7 million and $2.9 million for the three month period ended September 30, 2009 and 2008, respectively.  The decrease principally was due to the mining operations nearing the end of the ramp-up stage during the third quarter of 2008.

First Nine Months of 2009 Compared to First Nine Months of 2008
(Full Year – Not Period of Ownership)

Gold production for the nine months ended September 30, 2009 increased by 10% to 69,721 ounces compared to 63,330 ounces produced in the first nine months of 2008.  The increase in production for the first nine months of 2009 compared to 2008 was due to tonnes placed.  Silver production for the nine months ended September 30, 2009 increased by 49% to 1,184,110 ounces compared to 794,427 ounces produced in the first nine months of 2008.  This increase in silver production can be attributed to the higher silver grades mined during the first nine months of 2009, higher tonnes placed, and secondary leaching.

Total cash cost(1) in the first nine months of 2009 was $394 per ounce of gold compared to $370 per ounce in the first nine months of 2008, an increase of 6% per ounce of gold sold.  The main drivers behind the increase were the fall in the price of silver and an increase in operating costs which was partly offset by the depreciation in the Mexican Peso versus the US dollar.  The increase in the volume of gold and silver sold in the first nine months of 2009 also mitigated the increase in total cash costs.

Revenue for the first nine months of 2009 was $81.1 million representing a 14.3% increase compared to $70.9 million in the same prior year period.  The average realized gold price(2) during the first nine months of 2009 and 2008 was $942 and $896 per ounce, respectively, which correlates well to the average London Metals Exchange PM gold fix of $933 and $897 per ounce, respectively.  The average realized silver price(2) during the first nine months of 2009 and 2008 was $13.75 and $16.54, respectively, which compares to the average London Metals Exchange silver fix of $13.80 and $16.60 per ounce, respectively.  In addition, silver sales volume increased by 367,079 ounces, while gold ounces sold increased from 64,182 in the first nine months of 2008 to 68,857 ounces in the first nine months of 2009.

Capital expenditures for the nine months ended September 2009 totalled $1.7 million, compared with $11.2 million for the nine months ended September 30, 2008.  The decrease was due mainly to the completion of the ramp-up stope during the first nine months of 2008.

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Impact of Foreign Exchange on Operations

The Cerro San Pedro Mine was not significantly impacted by the strengthening in the exchange rates of the Mexican peso relative to the US dollar.  The Mexican peso declined approximately 2% in value against the dollar in the third quarter of 2009 as compared to a 5% decline in the third quarter of 2008.    For the nine month period ended September 30, 2009, the Mexican peso increased in value relative to the US dollar by approximately 2% as compared to a 1% increase for the same comparative period in 2008.

C.	PEAK MINE, AUSTRALIA

The Company’s 100% owned Peak Mine gold and copper mining operation is located in the Cobar Mineral Field near Cobar, New South Wales, Australia.  The Peak Mine property consists of mining and exploration licenses totalling 845 square kilometres of prospective ground covering the mining operation and mineralized extensions.

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008

Operating Data
Tonnes of ore milled	193,683	196,633	592,212	562,046
Average gold head grade (grams/tonne)	4.56	4.95	3.99	4.70
Average copper head grade (%)	0.95%	0.67%	1.00%	0.61%
Average gold recovery rate (%)	90.1%	85.1%	90.3%	85.8%
Average copper recovery rate (%)	89.8%	81.1%	89.3%	76.2%
Gold (ounces):
Produced	25,591	26,662	68,601	72,875
Sold	22,858	24,425	61,653	74,114
Copper (thousands of pounds):
Produced	3,629	2,365	11,708	5,775
Sold	3,752	1,715	9,070	5,121
Average realized prices (1):
Gold ($/ ounce)	$ 968	$878	$933	$911
Copper ($/ pound)	$2.57	$2.76	$2.32	$2.76
Total cash cost per gold ounce sold (2)	$302	$560	$332	$426

Financial Data
Revenues	$30,460	$21,732	$74,588	$78,907
Earnings from operations	$11,975	$6,018	$29,707	$26,106

(1)	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See Endnote 2 at the end of this MD&A.
(2)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold is net of by-product copper revenue.  If the copper revenue was treated as a co-product, average total cash cost at Peak Mine for the three month period ended September 30, 2009 would be $482 per ounce of gold and $1.74 per pound of copper, as compared to $562 per ounce of gold and $0.83 per pound of copper for the period ended September 30, 2008.

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Third Quarter 2009 Compared to Third Quarter 2008

The Peak Mine produced 25,591 ounces of gold and 3.6 million pounds of copper during the third quarter of 2009, representing a 4% decrease in gold production and a 53% increase in copper production, compared to the same prior year period.  The decrease in gold production was due primarily to lower grades from mining shifting to zones of higher copper and lower gold content, which was partially offset by higher recovery rates.  Mill feed grade was 8% lower in gold grade and 42% higher in copper grade.  Underground production has increased to replace New Cobar Open Pit POX ore as mill feed and resulted in improved metal recoveries.  The Perseverance Zone D Project was commissioned during the third quarter of 2009 and the first stope was mined.

Revenue for the third quarter of 2009 was higher than in the same quarter 2008 mainly due to higher realized gold prices(2) of $968 per ounce compared to $878 per ounce in the same prior year period. Copper realized prices(2) decreased from $2.76 per pound in third quarter 2008 to $2.32 per pound in the third quarter of 2009.

Total cash cost(1) per ounce of gold sold in the third quarter of 2009 was $302 per ounce compared to $560 per ounce in the corresponding period of 2008.  The decrease was primarily due to higher copper revenues, and a favourable Australian dollar exchange rate, partially offset by lower gold ounces sold due to increased inventory attributable to the timing of the concentrate shipments.

First Nine Months of 2009 Compared to First Nine Months of 2008

Gold production was 68,601 ounces in the first nine months of 2009, which was 6% lower than the 72,875 ounces produced in the first nine months of 2008.  The decrease in production was due to gold grades decreasing from 4.70 g/t in 2008 to 3.99 g/t in 2009 due to mining shifting to zones of higher copper content.  This was partially offset by higher recovery rates increasing from 85.8% in 2008 to 90.3% in 2009.  Gold ounces sold for the first nine months of 2009 were lower by 17% due to lower production and higher inventories in the first nine months of 2009 in comparison to the same period in 2008.

For the nine months ended September 30, 2009, copper production was 11.7 million pounds compared to 5.8 million pounds produced in the same period in 2008.  The significant increase in copper production year over year was attributed to the introduction of the higher copper grade Chesney ore body.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the nine months ended September 30, 2009 was $332 compared to $426 in the same period last year.  The decrease in cash cost was primarily due to higher copper revenues, and a favourable Australian dollar exchange rate.

Impact of Foreign Exchange on Operations

Peak Mine’s operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the US dollar.  The value of the Australian dollar increased by 9% from an average of $1.32 to the US dollar in the second quarter of 2009 to $1.20 to the US dollar in the third quarter.  This represents a negative impact on cash costs of $0.8 million or $36 per gold ounce sold.  In comparison to the third quarter of 2008, the value of the Australian dollar in the third quarter of 2009 averaged $1.20 compared to $1.13, a decrease of 6%, resulting in a positive impact on cash costs of $0.3 million or $14 per gold ounce sold.  On a year-to-date basis, the average exchange rate for the Australian dollar increased by 22%, from an average of $1.10 to $1.34 to the US dollar in 2008 and 2009, respectively.  The change in exchange rates year-to-date results in a negative impact on operating cost of $3.0 million or $49 per gold ounce sold.

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PROJECT DEVELOPMENT REVIEW

A.	AMAPARI MINE – AMAPÁ, BRAZIL

The Company’s 100% owned Amapari gold mine is located in the state of Amapá, Brazil approximately 130 kilometres northwest of the city of Macapá, the state capital.  The Amapari property consists of a mining lease and multiple exploration concessions covering approximately 2,450 square kilometres of prospective ground centering on the Company’s Amapari gold mining operation.

During the first quarter of 2009 the Company completed a 2,000 metre regional reconnaissance drilling program to assess the mineral potential of less explored areas within the Company’s greater Amapari project property holdings. This program and analysis of results has been completed and decision regarding future work is being evaluated by management.  In addition, the Company is in the process of selling the Amapari Mine.

Amapari has previously disclosed mineral resources containing a total of 1.14 million gold ounces in the measured and indicated categories (22.9 million tonnes at 1.54 g/t Au) of which 63% are in sulphides, and 1.04 million gold ounces in the inferred category (13.7 million tonnes at 2.37 g/t Au) of which 93% are in sulphides.

B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

During the third quarter of 2009, the Cerro San Pedro Sulphide drilling program continued with the completion of a second phase of drilling consisting of seventeen holes totalling approximately 9,530 metres to test the resource potential of a zone of sulphide mineralization that extends from immediately beneath the current open pit mining operation to an area of historic underground mining located approximately 500 metres to the southwest.  Since the start of drilling during the fourth quarter of 2008, twenty-nine holes totalling 16,746 metres have been completed under the Cerro San Pedro Sulphide Program (“CSP Sulphide Program”).  The results of the CSP Sulphide Program will be integrated into an updated geologic model and mineral resource estimate during the fourth quarter.

C.	PEAK GOLD MINE, NEW SOUTH WALES, AUSTRALIA

During the third quarter of 2009 the Company’s ongoing mineral resource development program at the Peak Mine’s operation resulted in the completion of approximately 13,084 metres of exploration and delineation diamond drilling to replace mine depletion.  This total includes 11,811 metres of underground drilling to delineate and explore for additional reserves in the Perseverance D, New Occidental and Chesney deposits, and 1,273 metres of exploration drilling on four earlier stage targets, two of which returned positive results that will be followed-up during the fourth quarter of 2009 and later in 2010.  The Company’s regional exploration initiative at Peak Mine likewise continues with surface and down-hole geophysical surveys and geochemical sampling of targets identified previously by a regional scale 3D exploration model of the Cobar Mineral Field, with many of these targets being confirmed as potential drill targets by favourable geology and anomalous geochemistry.

D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA

The Company’s New Afton copper-gold development project is located in Kamloops, British Columbia, Canada.  The New Afton project’s property package consists of the nine square kilometre Afton mining lease which centres on the New Afton copper-gold mine currently under development as well as 111 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district.

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The exercise to update the mineral reserve estimate continued in the third quarter and the subsequent results will be incorporated into a NI 43-101 report anticipated for release after year-end 2009.

Project spending for the first nine months of 2009 was $51.4 million including capitalized interest of $15.8 million compared to $93.1 million for the first nine months of 2008.  For the first nine months of 2009 the project remained on the construction schedule put in place in late 2008.

Project spending for the third quarter of 2009 was $12.2 million including capitalized interest of $6.0 million compared to $21.0 million for the second quarter of 2009.

Underground development advanced a total of 453 metres during the third quarter of 2009 compared to an advance of 424 metres during the second quarter of 2009.  A significant event during the third quarter of 2009 was the breaking through of Conveyor Leg 1 into Conveyor Leg 2 which has created a secondary egress to the mine and has facilitated improved equipment accessibility.

Shotcrete support work during the third quarter of 2009 included the spraying of 880 cubic metres in the development headings.  The pit dewatering system has been re-commissioned and pumping of water from the Afton Pit to the Pothook Pit water storage facility will continue into the fourth quarter of 2009 with weather permitting.  Major construction activities on the surface are expected to remain idle for the remaining duration of the slow-down period.   A number of small surface projects have been undertaken in support of continued underground development.  The projects included the relocation and expansion of the mine dry facilities; the construction of a concrete pad for use at a new tire change shop; and, the demobilization of rental facilities and structures.  The gear and pinion for the Ball Mill was delivered to the site during the third quarter of 2009.  Project engineering work is approximately 92% complete and is not expected to advance further until the resumption of the construction project.  The final draft permit applications for effluent discharge and draft air emissions were submitted to the British Columbia Ministry of Environment during the third quarter of 2009 and are currently under review.

E.	EL MORRO JOINT VENTURE, ATACAMA REGION, CHILE

The Company’s 30% owned El Morro copper-gold project is located in Region III, Chile approximately 80 kilometres east of the city of Vallenar.  The project is a development stage project managed under a joint venture agreement between Xstrata Copper (“Xstrata”), the project operator and owner of a 70% interest.

During the third quarter of 2009 El Morro project activities included the continued monitoring of progress on the Environmental Impact Statement application submitted in November 2008 and detailed engineering and design work for the project by Xstrata.  It is anticipated that the permit will be obtained during the first half of 2010, after which development activities could proceed.

Total project spend from point of ownership to September 30, 2009 was $2.3 million including $0.5 million in the third quarter of 2009.

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On October 12, 2009, Barrick and Xstrata entered into a formal sale agreement for Xstrata’s 70% interest in El Morro for a total cash consideration of $465.0 million.  The transaction remains subject to several conditions before completion and is scheduled to close prior to January 30, 2010.  New Gold, which currently holds a 30% interest in El Morro, holds a right of first refusal to purchase Xstrata’s 70% interest and has until January 11, 2010 to exercise such right.  Barrick’s agreement to purchase Xstrata’s interest in El Morro is subject to the expiration or waiver of the New Gold right of first refusal and other customary closing conditions.  The Company is currently assessing its options with respect to El Morro.

EXPLORATION REVIEW

LIBERTY BELL PROJECT, ALASKA, USA

The Company’s Liberty Bell gold project is located approximately 110 kilometres southeast of Fairbanks, Alaska, USA.  The project property consists of 174 state mining claims covering approximately 52 square kilometres of prospective ground that is held under three separate option and lease agreements with various underlying claim owners.

During the third quarter of 2009 the Company completed a reconnaissance drilling program at Liberty Bell to test the potential of exploration targets identified during 2007 and 2008.  Thirteen holes totalling 2,850 metres were completed during the summer field season.  Final results of this program will be received and evaluated during the fourth quarter.

REVIEW OF FINANCIAL RESULTS

Third Quarter 2009 Compared to Third Quarter 2008

Revenues increased by 80% or by $39.3 million when comparing the third quarter of 2009 to 2008.  Although some of increase was attributed to an increase in average realized gold prices(2) from $870 per ounce in the third quarter of 2008 to $959 per ounce in 2009, the variance is largely attributed to the addition of the Mesquite Mine on June 1, 2009.  The Mesquite Mine sold 27,594 ounces of gold during the third quarter of 2009, for which there is no prior year comparative contribution.

The increase in depreciation and depletion of $8.2 million to $14.8 million in the third quarter of 2009 was partially attributed to the addition of the Mesquite Mine to the Company’s operating mine portfolio on June 1, 2009.  For the third quarter of 2009, the Mesquite Mine had depreciation and depletion expense of $5.7 million.

Operating expenses increased from $29.0 million in 2008 to $51.1 million in 2009.  The addition of the Mesquite Mine to the Company’s operating mines contributed $18.4 million to operating expenses.  Overall, the Company’s operating costs remain relatively high due to high consumables prices and maintenance activities.  Operating expenses were also impacted by realized losses on fuel hedges.

Corporate administration costs of $5.5 million in the third quarter of 2009 were 34% lower than the same prior year period.  Corporate administration was higher in the third quarter of 2008 due to integration costs related to the transaction between New Gold Inc., Metallica Resources Inc. and Peak Gold Ltd.  Stock based compensation costs included within corporate administration was $1.9 million and $2.5 million in third quarters of 2009 and 2008, respectively.

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Exploration costs of $2.4 million in the third quarter of 2009 were slightly higher than $2.1 million for the same prior year period.  In 2009, exploration work was focused on the Cerro San Pedro Sulfide drilling program, which commenced in November 2008 and was completed by the end of the third quarter of 2009.  In 2008, work was focused at the Amapari and Peak Mines.

On July 1, 2009, the Company met the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts.  Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue.  For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses.  Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within other comprehensive income.

For the three month period ended September 30, 2009, the Company’s Mesquite Mine realized losses of $0.6 million within revenues for settlement of three months of gold hedge contracts totaling 16,500 ounces.  The Mesquite Mine also realized losses of $0.1 million on the settlement of fuel hedge contracts totaling 756,000 gallons of diesel fuel.  As a result of the increase in the spot price of gold from $935 per ounce to $996 per ounce between June 30 and September 30, 2009, the Mesquite Mine recognized $23.4 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.  As a result of using the hypothetical derivative method in valuing the gold and fuel hedges, a net unrealized gain of $0.9 million was recognized in other income.  This represented the ineffective correlation between a hypothetical hedge model and the actual hedge for the three month period ended September 30, 2009.

In the third quarter of 2009, the Company earned interest and other income of $0.6 million compared to $1.1 million earned in the prior year, as a result of current interest rates remaining at historically low levels.  Additionally, the Company closed a share financing on September 11, 2009 for gross proceeds of $107.2 million.

The Company recognized foreign exchange losses of $8.9 million in the third quarter of 2009 compared to a gain of $18.2 million in the same prior year period.  During the third quarter of 2009, the US dollar continued to weaken against foreign currencies as a result of the relative weakness of the US economy.  Both the Canadian and Australian dollars strengthened significantly against the US dollar, partly as a result of stronger energy and commodity prices, as both countries are large net exporters of energy and commodities.  In 2008, the Company recorded an $18.2 million foreign exchange gain as a result of the strengthening of the US dollar compared to the Mexican peso, Australian dollar, and Canadian dollar.

On January 2, 2009, the Amapari gold mining operation was placed on care and maintenance due to the depletion of ore that would be economically minable with the current crushing and conventional heap leaching operation.  Since that point in time, the Amapari Mine has been recovering gold ounces from the residual heap leaching operation.  Management is actively seeking a buyer for the Amapari Mine and has therefore determined this to be a discontinued operation from a financial reporting perspective.  The Amapari Mine recognized a net loss of $2.0 million from discontinued operations for the three months ended September 30, 2009, mainly attributed to care and maintenance activities.

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For the three months ended September 30, 2009, New Gold had net earnings from continuing operations of $6.1 million, or $0.02 per share.  This compares with net earnings from continuing operations of $18.0 million, or $0.08 per share, from continuing operations in the prior year period.

First Nine Months of 2009 Compared to First Nine Months of 2008

In the first nine months of 2009, New Gold earned revenues of $192.0 million which compares favourably to the $106.3 million in the comparative 2008 nine month period.  The Company added the Mesquite Mine to its existing portfolio of operating mines on June 1, 2009, which contributed $36.3 million in revenues since acquisition.  In addition, the first two quarters of 2008 did not include the results of the Cerro San Pedro Mine as it was acquired June 30, 2008.  The Company recognized average realized gold prices(2) of $935 per ounce in 2009 compared to $915 per ounce in 2008.  The Company also sold 185,932 ounces in 2009 compared to 159,397 in 2008.

Operating expenses in the first nine months of 2009 were $109.1 million, which represented an 85% increase over the prior year balance.  The 2008 figures were not representative as the first two quarters in 2008 did not include the operating results of the Cerro San Pedro Mine.  Additionally, the Mesquite Mine was acquired on June 1, 2009.  Therefore, the nine month period of 2009 includes a full nine months of operation for the Cerro San Pedro and Peak Mines, and four months from the Mesquite Mine.  Total cash cost(1) per ounce of gold sold decreased from $568 per ounce in 2008 to $460 in the comparative 2009 period.  Total cash cost per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion for the Cerro San Pedro Mine.

As a result of the additions of the Cerro San Pedro Mine, Peak Mine, and Mesquite Mine, depreciation and depletion increased from $11.4 million to $34.0 million in the comparative 2008 to 2009 periods.

Corporate administration increased marginally from $15.0 million in the first nine months of 2008 to $15.3 million in the comparative 2009 period.  The increment is explained by the acquisition of Western Goldfields on June 1, 2009.  These figures include stock based compensation of $4.8 million in 2009 and $5.7 million in the same prior year period.

Business combination transaction costs of $6.6 million in 2009 represented costs related to acquire Western Goldfields and consisted of costs for legal, financial advisory, and other due diligence costs.

Exploration costs increased from $3.1 million in the nine month year-to-date period in 2008 to $5.1 million in the comparative 2009 period.  In 2009, exploration focused on the Cerro San Pedro Sulfide drilling program and drilling at the Liberty Bell project.  There was no drilling at Liberty Bell in 2008.

In 2009, the Company recorded goodwill related to the acquisition of Western Goldfields of $189.6 million.  The net asset value of the Mesquite Mine consists of plant and equipment and mining properties.  On June 30, 2009, the Company determined it could not support the carrying value of the goodwill and therefore recorded an impairment charge of $189.6 million.

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On July 1, 2009, the Company’s gold hedge contracts and fuel hedge contracts qualified for hedge accounting.  Accordingly, the monthly settlement of the gold hedge and fuel contracts results in a realized gain or loss which is recorded with the underlying derivative instrument.  For gold contracts, realized losses from the settlement of third quarter gold hedges of $0.6 million were recorded within revenues; fuel settlement losses in the third quarter of $0.1 million were recorded within operating costs.  The mark-to-market of the fuel and hedge contracts, net of tax, resulted in other comprehensive loss of $14.7 million for the nine month period ended September 30, 2009.  Additionally, the ineffective portion of the gold hedges resulted in $0.9 million of losses being recognized within other income and expense.

Interest and other income of $3.5 million was 31% lower in the first nine months of 2009 than in the same prior year period.  The equity financing which closed on September 11, 2009 resulted in a cash inflow of $107.2 million.

On January 9, 2009, the Company realized a gain on $14.2 million on the acquisition of Cdn$50.0 million face value of senior secured notes from noteholders.

In the first nine months of 2009, the Company recognized a loss on foreign exchange of $41.5 million due to the weakening of the US dollar against the Canadian dollar, Mexican peso and Australian dollar.  The majority of the loss was from the revaluation of Canadian dollar denominated monetary items to US dollars.

At September 30, 2009, the financial position and operations of the Amapari Mine have been presented as a discontinued operation.  The Company is actively searching for a buyer for the property and thus segregated all results separately from activities relating to continuing operations.  Since placing the Amapari Mine on care and maintenance in early 2009, the Company was only able to recover and sell gold ounces from the residual heap leach operations.  For the nine months ended September 30, 2009, a loss of $5.5 million was realized on this discontinued operation.

For the nine months ended September 30, 2009, New Gold had a net loss from continuing operations of $181.1 million, or $0.65 per share.  This compares with a net income from continuing operations of $31.5 million, or $0.25 per share, for the same prior year period.

QUARTERLY INFORMATION

	2009	2009	2009	2008	2008	2008	2008	2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Gold sales (ounces)	77,645	52,890	55,397	78,194	67,156	40,540	51,700	52,351
Revenues	$88,491	$59,199	$44,325	$22,297	$49,171	$19,722	$37,454	$29,271
Net earnings (loss) from continuing operations	$6,096	$(199,304)	$12,071	$39,412	$18,005	$2,913	$10,948	$8,858
Earnings (loss) per share from continuing operations
Basic	$0.02	$(0.77)	$0.06	$0.19	$0.08	$0.03	$0.14	$0.01
Diluted	$0.02	$(0.77)	$0.06	$0.18	$0.08	$0.03	$ 0.14	$0.01
Net earnings (loss)	$4,101	$(202,846)	$12,079	$41,135	$(148,853)	$(4,751)	$9,790	$14,789
Earnings (loss) per share
Basic	$0.01	$(0.79)	$0.06	$ 0.19	$0.70	$(0.05)	$0.13	$0.02
Diluted	$0.01	$(0.79)	$0.06	$0.19	$0.68	$(0.05)	$0.13	$0.02

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BALANCE SHEET REVIEW

ASSETS

At September 30, 2009, New Gold held cash and cash equivalents from continuing operations of $242.6 million.  This compares favourably with the $182.0 million held at December 31, 2008.  The September 30, 2009 balance includes $107.2 million of gross proceeds from an equity financing completed on September 11, 2009.  Of the Company’s holdings, $111.5 million is held in Canadian and provincial treasury bills and $55.5 million in cash.  The remainder is held in the following liquid forms:  banker’s acceptances, term deposits, and guaranteed investment certificates.  The Company’s cash and cash equivalents balance excludes the $7.5 million of restricted cash held as part of the Mesquite Mine’s term loan.

The Company’s inventory and stockpiled ore balance has increased by four times the balance at December 31, 2008 to $92.3 million at September 30, 2009.  The addition of the Mesquite Mine’s heap leach operations to New Gold’s operating mine portfolio contributed to the heap leach ore valuation of $68.6 million at September 30, 2009.  The Mesquite Mine accounted for $47.4 million of this balance.  Other significant components of inventories included: $13.2 million of work-in-process, $7.9 million of supplies inventory, and $2.5 million of finished goods.

New Gold owns Cdn$160.0 million of face value long-term asset backed notes (“AB Notes”).  These AB Notes were issued as replacement of asset backed commercial paper formerly held by the Company.  The Company has estimated the fair value of the AB Notes at September 30, 2009 at $88.3 million.  The range of fair values estimated by the Company is between $81.5 million to $95.9 million.  The fair value of the AB Notes was positively influenced by the passage of time and a general improvement in corporate credit market conditions during recent months.  The offsetting negative factor was the downgrading of the MAV2 A-2 pooled notes to BBB (low) with a negative outlook.  This decreases the value of the B and C notes as they rank below the MAV2 A-2 notes.

Mining interests increased by 24% to $2.0 billion at September 30, 2009.  Most of this increase was attributed to the acquisition of Western Goldfields on June 1, 2009.  The calculated purchase consideration of $397.1 million resulted initially in goodwill of $189.6 million.  Management evaluated the goodwill for impairment at June 30, 2009 and determined that it could not support the carrying value and therefore, wrote down the entire goodwill amount of $189.6 million.

At September 30, 2009, the Company held $265.2 million in long-term debt.  Of this balance, $164.7 million was held in senior secured notes that mature and become due and payable on June 28, 2017.  These notes bear interest at a rate of 10% per annum and is payable in arrears in equal semi-annual installments.  During the first quarter of 2009, the Company acquired Cdn$50.0 million face value of its senior secured notes for consideration of Cdn$30.0 million from the noteholders.  This results in a reduction of approximately Cdn$5.0 million per year in interest payments.  Additionally, the Company holds through the Mesquite Mine, $60.8 million in a term loan facility with an amended repayment schedule up to June 30, 2012.  The term loan facility was used to fund development of the Mesquite Mine which is now in full operation.  Interest on this loan is now being charged at US dollar LIBOR plus 4.25%.

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FUEL CONTRACTS

New Gold’s wholly-owned subsidiary, Western Mesquite Mines Inc., entered into fuel hedge contracts with financial institutions in December 2008 and January 2009.  The hedging contracts represent a total commitment of 2.9 million and 3.0 million gallons of diesel per year at weighted average prices of $1.75 and $1.94 per gallon in 2009 and 2010, respectively.  The Company is financially settling 252,000 gallons of diesel per month related to these contracts until December 31, 2010.  As at September 30, 2009, 3.8 million gallons remain to be settled.

The Company’s fuel hedge contracts did not initially meet the criterion in Section 3865, and therefore were not designated as cash flow hedges.  Accordingly, period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on fuel hedging contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s fuel contracts met the requirements under Section 3865 and were therefore designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine.  Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method.  The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods.  The retrospective test involves comparing the effect of historic changes in fuel prices each period on the fair value of both the actual and hypothetical derivative using a hypothetical derivative method.  The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income (“OCI”) until the forecasted transaction impacts earnings.  Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

Realized losses of $0.1 million were recognized for the three month period ended September 30, 2009.  The remaining contracts were marked-to-market as at September 30, 2009, resulting in a pre-tax adjustment to OCI of $0.7 million.  The cumulative fuel hedge liability as at September 30, 2009 was $0.05 million.  Since changes in the hypothetical derivative were less than the actual derivative, the Company did not recognize any ineffective hedge amounts for the three month period ended September 30, 2009.  The nine months unrealized gain on the fuel hedge contracts of $0.8 million was a result of mark-to-market adjustments prior to qualifying for hedge accounting.

GOLD HEDGE CONTRACTS

Under the terms of the term loan facility entered into by New Gold’s wholly-owned subsidiary Western Mesquite Mines Inc., as a condition precedent to drawdown the loan, entered into a gold hedging program acceptable to the banking syndicate.  As such, at the time of the agreement, the Company had executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce.  As at September 30, 2009, the remaining gold contracts represent a commitment of 5,500 ounces per month for 63 months with the last commitment deliverable in December 2014 which totals 346,500 ounces.

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The Company’s gold hedge contracts did not initially meet the criterion in Section 3865 Hedges, and therefore were not designated as cash flow hedges.  Accordingly, the period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under Section 3865.  Prospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method.  The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative.  The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative.  The effective portion of the gold contracts is recorded in OCI until the forecasted gold sale impacts earnings.  Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

The remaining contracts were marked-to-market as at September 30, 2009 resulting in a cumulative unrealized pre-tax loss of $76.8 million that has been disclosed as a liability and a pre-tax adjustment of $23.4 million to OCI.  The Company has recorded an unrealized loss of $0.9 million for the three month period ended September 30, 2009 related to the ineffective portion of the hedge.  The unrealized loss for the nine month period ended September 30, 2009 was $0.9 million.

LONG-TERM DEBT

The majority of the Company’s contractual obligations consist of long-term debt and interest payable.  Long-term debt obligations are comprised of senior secured notes, subordinated convertible debentures and the Mesquite Mine term loan facility.  The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum.  At September 30, 2009 the face value of the Notes totalled $174.4 million (Cdn$187.0 million).  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Once the New Afton Project is in commercial production, the Company will be obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders.  The Company has also the option to prepay the Notes at a premium ranging from 114% to 101% (decreasing rates based on the length of time the Notes are outstanding).  These Notes are secured on the New Afton project assets and do not have recourse on the other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014.  At September 30, 2009 the aggregate principal of the subordinated convertible debentures was $51.3 million (Cdn$55.0 million).  The debentures are accounted for as compound financial instruments comprised of a liability and an equity component.  At September 30, 2009, the carrying amount of the liability of $36.0 million will be accreted to the face value of the debentures over the term of the debentures.  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

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New Gold’s wholly-owned subsidiary Western Goldfields Inc., has a term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine.  As at September 30, 2009, the balance outstanding on the term loan facility was $60.8 million.  On October 7, 2009 the Company announced that it has agreed with the loan holders to amend the facility and make a prepayment of $15.0 million, which reduces the outstanding principal of the loan to $45.8 million. The lending syndicate now considers the development of the Mesquite Mine complete and has released the guarantee provided by Western Goldfields Inc.  However, the facility is secured by all of the assets of the Company’s wholly-owned subsidiary Western Mesquite Mines Inc. (“WMM”) and a pledge of the shares of WMM owned by the Company.  In addition, the remaining available commitment of $18.6 million, which New Gold no longer requires, has been cancelled along with all related costs to the Company.  As a result of this amendment to the facility, the Company has increased flexibility in considering its options with respect to the gold hedge program which now extends two and half years beyond the revised loan term to December 31, 2014.  This was the original loan term prior to prepayment.  165,000 ounces of gold, or approximately half of the program, are hedged beyond June 30, 2012 may be monetized by the Company at its option.

Interest on the amended term loan facility is charged at US dollar LIBOR plus 4.25%.  As at September 30, 2009, the Company had drawn $86.3 million less repayments of $25.5 million under the facility, and incurred interest at an average rate of approximately 2.6% for the period.  Repayment of the project facility is on a semi-annual basis, from December 31, 2008 through June 30, 2012 according to an agreed schedule of percentages of the loan outstanding on October 7, 2009 when the amendment was approved.  In addition to the scheduled repayments, mandatory prepayments are required semi-annually based on excess cash flows from the Mesquite Mine.  At June 30, 2009, the last repayment date, there were excess cash flows that triggered a prepayment of $3.1 million, which was paid in the third quarter of 2009.  Once the loan is repaid it cannot be redrawn.

NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION

New Gold reports total cash cost(1) on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute Standard.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash cost (1) per ounce to the financial statements:

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	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008

Operating expenses from continuing operations	$51,075	$29,006	$109,122	$58,959
Operating expenses from discontinued operations	--	15,242	11,296	49,920
Treatment and refining charges on concentrate sales	1,996	845	5,269	3,487
By-product copper and silver sales	(15,992)	(5,790)	(38,537)	(19,497)
Non-cash adjustments	(596)	(1,358)	(1,606)	(2,273)
Total cash cost	$36,483	$37,945	$85,544	$90,596
Ounces of gold sold	77,645	67,156	185,932	159,397
Total cash cost per ounce of gold sold	$470	$565	$ 460	$ 568

Note:  The above table includes operational data from mines only since acquisition by New Gold.  Cerro San Pedro Mine is included within these financials on July 1, 2008 and the Mesquite Mine on June 1, 2009.  The above table includes results for the Amapari Mine during 2008 and the first quarter of 2009, which is classified as a discontinued operation for financial reporting purposes.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2009, the Company held cash and cash equivalents held by continuing operations of $242.6 million compared to $140.1 million at June 30, 2009.  These balances excludes $7.5 million of restricted cash by the Mesquite Mine as part of requirements in its term loan agreement.  The increase in cash in the three month period was attributed to the following key items:

▪	Receipt of gross proceeds of $107.2 million (Cdn$115 million) from a bought deal equity financing which closed on September 11, 2009;
▪
Project spending at the New Afton project for the quarter ended September 30, 2009 of $7.8 million, not including capitalized interest, compared to $18.2 million and $11.8 million in the first and second quarters of 2009, respectively;

▪	Interest paid and principal repaid (through the sweep mechanism) on the term loan facility of $0.4 million and $3.1 million respectively;
▪	Carried funding of $1.3 million, which represents 70% of the Company’s share of an El Morro cash call made during September 2009; and
▪	Strong cash flows from gold sales at the Company’s operating mines which benefitted from prevailing average market gold prices of $960 per ounce during the quarter.

The Company’s cash and cash equivalents are invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of acquisition.  The surplus corporate funds are only invested with approved government or bank counterparties.  This does not include the AB Notes (refer to AB Notes section in Critical Accounting Policies and Estimates for further discussion).

As of September 30, 2009, the Company had working capital from continuing operations of $263.9 million.  During the quarter, the Company’s working capital increased by the sources of cash described above and was reduced by a $10.2 million increase in the current portion of long-term debt.

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In the opinion of management, the working capital at September 30, 2009, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.  However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations.  During the third quarter of 2009, the Company completed a bought deal equity financing for gross proceeds of $107.2 million (Cdn$115 million), which will support the Company’s growth strategy.  At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fund the construction of the New Afton project.

During the quarter ended September 30, 2009, the Company had positive operating cash flows from continuing operations of $6.0 million and invested a total of $16.5 million in mining interests, including $0.8 million at the Mesquite Mine, $0.7 million at the Cerro San Pedro Mine, $5.6 million at the Peak Mine, $8.7 at the New Afton Project and $0.6 million on other projects.  The Company repaid $3.1 million of the Mesquite Mine’s term loan facility through the sweep mechanism.

LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper.  Copper will become increasingly important when the New Afton and El Morro projects are expected to be completed post-2011.  In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, Cerro San Pedro Deeps, the Abacus joint venture at New Afton and Liberty Bell in Alaska.  Internal growth will focus on New Afton and El Morro; however there are other potential development properties that may become high priorities as further exploration and assessment is completed.  In order to supplement this internal growth, the Company considers expansion opportunities through mergers and acquisitions.

Capital expenditures for the remaining three months of 2009 are expected to be approximately $34.2 million with $0.2 million allocated to the Mesquite Mine, $1.1 million to the Cerro San Pedro Mine, $9.2 million to Peak Mine, and $23.7 million (including capitalized interest) to the continued development of New Afton.

Management believes that the Company will need external financing (which may include acquisitions of cash generating mines, bank borrowings and future debt and equity offerings) to complete all of its major development projects. However, these development projects are not likely to commence full construction until 2012 at the earliest.  With the successful business combination with Western Goldfields Inc., current and forecast metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton Project.

The Company may need external financing to repay its long-term debt in 2017, however, a majority of the AB Notes matures before repayment of the Senior Secured Notes (refer to AB Notes section in Critical Accounting Policies and Estimates for further discussion on the value and collectability of AB Notes).  These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

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On October 7, 2009, the Company announced that it agreed with the loan holders to amend the Mesquite Mine term loan facility and made an immediate prepayment of $15.0 million (refer to Long Term Debt section for further discussion).  As a result of this amendment the lending syndicate now considers the development of the Mesquite Mine complete and has released the guarantee provided by Western Goldfields Inc.  However, the facility is secured by all of the assets of the Company’s wholly-owned Mesquite Mine subsidiary and a pledge of the shares of the mine owned by the Company.  In addition, the remaining available commitment of $18.6 million, which New Gold no longer requires, has been cancelled along with all related costs to the Company.  As a result of this amendment to the facility the Company has increased flexibility in considering its options with respect to the gold hedge program that now extends two and half years beyond the revised term to December 31, 2014, the original term prior to prepayment.  165,000 ounces of gold, or approximately half of the program, are hedged beyond June 30, 2012 and may be monetized by New Gold.

Interest on the amended term loan facility is now charged at US dollar LIBOR plus 4.25%. Repayment of the project facility is on a semi-annual basis, from December 31, 2008 through June 30, 2012 according to an agreed schedule of percentages of the loan outstanding on October 7, 2009 when the amendment was approved.  In addition to the scheduled repayments, mandatory prepayments are required semi-annually based on excess cash flows from the Mesquite Mine.

OUTLOOK

Global growth and economic recovery is gradually gaining momentum and it is generally believed that the worst of the global economic recession is over.  The third quarter of 2009 has continued to demonstrate positive trends in economic and credit conditions.  However, some economists are hesitant to declare the global economic recession over and inflation remains under control at least in the near term.  The preliminary signs of recovery in the global economy and stock markets seen during the first half of 2009 have also continued to support base metal prices during the third quarter, including copper which has increased from $1.32 per pound at the end of December 2008 and remained well above $2.00 per pound during the quarter ended September 30, 2009, ending at $2.79 per pound.  In addition, gold and silver prices have increased from the June 30, 2009 closing prices of $935 per ounce and $13.94 per ounce to $996 and $16.45, respectively, at the end of September 2009.  The average gold and silver prices for the third quarter were $960 and $14.69, respectively.  Key factors influencing the price of gold include currency rate fluctuations and the relative strength of the US dollar, the supply of and demand for gold, and macroeconomic factors such as the level of interest rates and inflation expectations.  Economists are currently predicting continued weakening of the US dollar and inflation in many countries as a result of recent government stimulus.  Both these factors should support strong gold prices in the near term.  As a result of the significant movement of these factors, volatility continues to be high and forecasting metal prices and demand, particularly base metals such as copper, has been difficult.  However, in light of the recent signs of the strengthening of the markets, management believes that the long term environment and prospects for our business remain favourable.  We have not hedged foreign exchange rates and metal prices, except to meet the lenders’ requirements related to the Mesquite Mine’s term loan facility.

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In addition to the above factors, we believe the outlook for global gold mine production continues to be one of declining supply due to limited global exploration success, a trend of lower grade production by producers, a lack of promising regions for gold exploration and production, and challenges in bringing projects to the production stage.  We believe long term gold prices will benefit from these trends and copper will also be supported by potential under-investment in new capacity during the last cycle.  Some industry observers believe new mine development will be needed by 2012, which coincides well with the expected timing of commercial production at the New Afton Project in mid-2012.

These signs of recovery have also supported an improvement in general corporate credit market conditions during the first three quarters of 2009.  In the current volatile, yet improving, global economic environment the Company intends to preserve capital and maximize cash balances while maintaining flexibility and a strong balance sheet.  New Gold is committed to maximizing cash balances by increasing operating cash flow, containing costs, controlling expansion capital and reviewing strategic alternatives for non-core assets.

New Gold’s growth plan is focused on organic and acquisition-led growth and the Company is seeking to maintain flexibility in the current environment to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks and other transactions.  At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton Project.  However, in order to fund its other major development properties, namely El Morro and other projects, the Company may require external financing.  Sources of external financing may include acquisitions of other cash generating mines, bank borrowings and future debt and equity offerings.  There can be no assurance that financing will be available on acceptable terms if the current economic environment deteriorates, however these projects are of a long term nature and short term financing is not required.

For the period of ownership, New Gold’s previously announced 2009 guidance for gold production of 270,000 to 300,000 ounces at a total cash cost (1) per ounce of gold sold, net of by-product sales, of $470 to $490 per ounce, remains unchanged.

COMMITMENTS

The Company has entered into a number of contractual commitments related to purchases of equipment with long lead times or critical pieces of mining equipment related to the New Afton Project.  At September 30, 2009, these commitments totalled $4.1 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines.  At September 30, 2009, these commitments totalled $17.0 million and are expected to be paid over the next 12 months.

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CONTINGENCIES

The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project and placing Amapari on care and maintenance.  Certain of the affected parties may make legal claims in response to such terminations, but to date no such claims have commenced.  The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

 The Company has received notice that legal claims in the amount of approximately $38.7 million (76.9 million reals) have been filed in Brazilian courts against the Company’s subsidiary, Mineração Pedra Branca do Amapari Ltda (“MPBA”).  The claims allege that MPBA has adversely impacted the quality of William Creek causing economic loss and health concerns.  The Company believes that these claims are unfounded and intends to vigorously defend against them.

 The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business, including challenges related to its Environmental Impact Statement at Cerro San Pedro Mine.  The Company cannot reasonably predict the likelihood or outcome of these actions.  The Company does not believe that adverse decisions in any other pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, will have a material effect on the financial condition or future results of operations.

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded.  When a contingent loss is not probable but it reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed.  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements.

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CONTRACTUAL OBLIGATIONS

		Payments due by period
Contractual obligations (in 000's US$)	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$286,513	$31,405	$29,395	$51,299	$174,414
Interest payable on long-term debt	173,263	31,414	41,817	40,013	60,019
Commitments & permits	25,226	21,142	4,084	--	--
Other	233	233	--	--	--
Asset retirement obligations	48,933	1,010	2,352	20,603	24,968
Total contractual obligations	$534,168	$85,204	$77,648	$111,915	$259,401

The majority of the Company’s contractual obligations consist of long-term debt and interest payable.  Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures.  The senior secured notes (“Notes”), which were originally issued by NGI pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum.  At September 30, 2009, the face value of the Notes totaled Cdn$187.0 million with remaining interest payable totaling $155.9 million (Cdn $167.2 million).  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Once the New Afton Project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders.  The Company also has the option to prepay the Notes at a premium ranging from 114% to 101% (decreasing rates based on the length of time the Notes are outstanding).  These Notes are secured on the New Afton Project assets and do not have recourse to the other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014.  At September 30, 2009, the aggregate principal of the subordinated convertible debentures was Cdn$55.0 million with remaining interest payable totaling $14.1 million (Cdn$15.1 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

OUTSTANDING SHARES

As at November 3, 2009, there were 388,636,533 common shares of the Company outstanding.  The Company had 15,972,386 stock options outstanding under its share option plan.  In addition, the Company had 66,192,212 common share purchase warrants outstanding.

ACCOUNTING POLICIES IMPLEMENTED EFFECTIVE JANUARY 1, 2009

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064 Goodwill and Intangible Assets (“Section 3064”), which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the introduction of this standard, the CICA withdrew EIC 27 Revenues and Expenditures in the Pre-operating Period (“EIC 27”).  The adoption of Section 3064 did not have a material impact on the Company’s consolidated financial position and results of operations for the period ended September 30, 2009.

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Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582 Business Combinations, (“Section 1582”), 1601 Consolidated Financial Statements (“Section 1601”) and 1602 Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 Business Combinations, and 1600 Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2009.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 was applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009.

The adoption of these standards had a significant impact on how the Company accounted for the business combination with Western Goldfields.  The impact was as follows:

▪
Transaction costs were not capitalized as part of the purchase consideration and instead were expensed as incurred.  As a result of this, the Company has expensed approximately $6.6 million of transaction costs for nine months ended September 30, 2009.

▪
The measurement date for equity instruments issued by the Company was at the date of acquisition (May 27, 2009) and not at the average of a few days before and after the terms were agreed to and announced (March 4, 2009).  This resulted in using a share price of $2.63 versus a share price of $1.73.  The impact was to increase the purchase consideration for the Business Combination to $138.1 million, which increased goodwill being recorded on the balance sheet.  This goodwill was subsequently written down to $nil.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing New Gold’s financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances.  These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses.  The Company’s accounting policies relating to asset backed notes, inventory valuation, depreciation and depletion of mineral property, plant and equipment impairment carrying values, reclamation and closure obligations, derivative instruments, revenue recognition, stock-based compensation, and financial instruments are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future metal prices and future mining activities.  All estimates used are subject to periodic review and are adjusted as appropriate.  Life-of-mine plans are updated each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management.  Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

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ASSET BACKED NOTES

The Company owns long-term Asset Backed Notes (“AB Notes”) with a face value of Cdn$160 million.  These AB Notes were issued in replacement of asset backed commercial paper (“ABCP”) formerly held by the Company.  When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities.  The restructuring was completed and the AB Notes were issued on January 21, 2009.

The Company has estimated the fair value of the new AB Notes at September 30, 2009 using the methodology and assumptions outlined below.  The fair value estimate of the new AB Notes under the restructuring has been calculated based on information provided by the monitor of the restructuring and the administrator of MAV2 and MAV3 AB Notes.

The Company’s valuation methodology entails gathering as many facts as possible about the new AB Notes, making assumptions and estimates where certain facts are unavailable, and then applying management’s best estimate of prospective buyers’ required yield for investing in such notes.  These figures are then used to calculate the present value of the new AB Notes using the required yield as the discount factor.  Using a range of potential discount factors allows the Company to estimate a range of recoverable values.  In several cases, the Company has been able to identify the net asset value of the assets supporting certain of its notes and has factored these values into its analysis.

The fair market value of the AB Notes has been impacted by a number of factors as follows:

▪
There has been an improvement in general corporate credit market conditions over the first nine months of 2009.  This decrease in credit risk impacts the intrinsic value of the AB Notes due to a general lowering of default risk - albeit a decline from historically high levels - and a decrease in the likelihood that credit risk limits built into the AB Notes will be exceeded (specifically, the spread-based margin triggers). Accordingly, the required yield on the AB Notes has been reduced to reflect easing in the credit markets.

▪
As with all debt instruments, the value of these AB Notes will approach par as the date of maturity approaches, assuming that they do not default.  The reduction in the time-to-maturity is a factor that increases the fair market value of the AB Notes this period.

▪
On August 11, 2009, Dominion Bond Rating Service (“DBRS”) downgraded the MAV2 A-2 pooled notes to BBB(low) with a negative outlook.  DBRS cited credit quality concerns specific to five assets underlying the MAV2 Pool and disclosed additional details on the composition and performance of those assets.  While none of these assets had defaulted, DBRS felt that their margins of protection against loss had been eroded, increasing the probability that one or more of these assets may default.  DBRS noted that if all of these assets were to default and realize a 100% loss, then the MAV2 A-2 Notes would realize a small loss; the C Notes and B Notes would be lost entirely.  In taking this new information into account, the required yield for the MAV2 A-2, B, and C Notes was increased in determining the fair market value of the notes held by the Company.

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▪
There has been a decrease in the valuation of the MAV2 Ineligible Asset Note Class 13.  This note references a synthetic portfolio of corporate credits and is collateralized with an asset backed security CDO which includes exposure to US residential real estate.  The collateral is currently rated single-C by DBRS and has a current net asset value of less than 3%.  The fair market price of this Note was decreased from $0.11 at June 30, 2009 to $0.023 at September 30, 2009.

As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $88.3 million (Cdn$94.7 million) as at September 30, 2009.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets, there can be no assurance that management’s estimate of potential recovery as at September 30, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  The Company will continue to aggressively manage the process to recover the maximum value from the original investments and interest due.

The secondary market for the AB Notes is very illiquid with only a very small number of trades reported taking place at very distressed sales prices.  There is little bidding activity and it is difficult to ascertain what potential volume could be transacted at those bids. Investors wishing to sell their AB Notes would have to give up a significant liquidity discount below the intrinsic value of the notes.  It is uncertain if or when a more liquid secondary market for the AB Notes will develop.

INVENTORIES

Finished goods, work-in-progress, heap leach ore and stockpile ore are valued at the lower of average production costs or net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in-process at its mines as work-in-progress inventory and values work-in-progress inventory at lower of cost or estimated net realizable value.  These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered.  The assumptions used in the valuation of work-in-process inventories include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, the amount of metal in these mill circuits and an assumption of the metal price expected to be realized when the metal is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

MINERAL PROPERTIES

The Company records mineral property acquisition expenditures and mine development expenditures at cost.  The Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production in accordance with GAAP.

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A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location.  If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, GAAP requires the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment.  Based on management’s current view of future metal prices, foreign exchange rates, and cost assumptions, the carrying value of its projects were not impaired at the end of the current accounting period.

For producing properties, this assessment is based on whether factors are present that may indicate a need for a write-down.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.  The Company confirms there were no factors present that would indicate a write-down was necessary at the end of the current accounting period.

GOODWILL AND IMPAIRMENT TESTING

The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill.  As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.  The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts.  If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

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The Business Combination with Western Goldfields has been accounted for in accordance with CICA Handbook Section 1582, Business Combinations.  The acquisition date, for accounting purposes, has been determined to be May 27, 2009, with a purchase consideration of approximately $397.2 million and resulting goodwill of $189.6 million.  The Company has determined that it could not support the carrying value of the goodwill as at June 30, 2009 and the Company has recorded a goodwill impairment charge of $189.6 million.

RECLAMATION OBLIGATIONS

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with existing reclamation standards.  Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made.  The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount.  Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the units-of-production method.  At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).  If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write-down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

FUTURE TAX ASSETS AND LIABILITIES

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized.  Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income.  Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.

In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur and materially affect the amount of future income tax liabilities recorded at the balance sheet date.

DERIVATIVE INSTRUMENTS

All derivative financial instruments are classified as held for trading and are measured at fair value.  The fair value of these derivative instruments is adjusted at each balance sheet date with changes in fair value recorded in the determination of net income.  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

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REVENUE RECOGNITION

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  These types of adjustments can have a material impact on revenues.

STOCK-BASED COMPENSATION

CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period.  The model requires the input of subjective assumptions, including the weighted-average risk-free rate of return, expected term of the option award and stock price volatility.  These assumptions were adjusted to reflect prevailing interest rates, plan experience and stock market performance of the Company’s shares, respectively.  These estimates involve inherent uncertainties and the application of management judgment.  As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  The following discussion on risks and risk management includes some of the required disclosures under the CICA Handbook Section 3862 – Financial Instruments – Disclosures related to the nature and extent of risks arising from financial instruments, as required by the standard.  The Company is exposed to a number of risks associated with financial instruments that have the potential to impact operating and financial performance.  The Company’s primary financial instrument risk exposures are liquidity risk, currency risk, commodity price risk and credit risk. (Refer to the Company’s 2008 audited consolidated financial statements for further information.)

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the date International Financial Reporting Standards (“IFRS”) will replace current Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises.  This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP.

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The conversion to IFRS will likely impact the Company’s statement of financial position and results of operations.  To transition to IFRS, changes may be required to the Company’s information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting expertise and training requirements, and business activities, such as compensation programs, debt covenants and other contractual arrangements, where applicable.

In the first nine months of 2009, the Company completed a high-level impact assessment to identify key areas that will be affected by the conversion.  A project team has been established to manage the conversion process, and a detailed IFRS conversion plan has been completed.  The detailed analysis of the IFRS – Canadian GAAP differences, and the selection of accounting policy choices under IFRS has commenced and is expected to be completed by the end of fourth quarter 2009.  The Company will continuously monitor changes in IFRS leading up to the changeover date, and will update its conversion plan as required.

CONTROLS AND PROCEDURES

(A)	DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure.  As at the end of the period covered by this Management’s Discussion and Analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on this evaluation, management has concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the Company’s annual and interim filings were appropriately disclosed as such term is defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), are recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

(B)	INTERNAL CONTROLS AND PROCEDURES

On May 9, 2008, New Gold Inc. entered into an agreement to complete a business combination with Metallica Resources Inc. and Peak Gold Ltd.  The transaction was completed June 30, 2008 wherein the three companies consummated a reverse merger.  Although the “New Gold” name prevailed, Peak Gold Ltd. became the acquirer from an accounting perspective.  The new management of New Gold, acting reasonably, carefully considered the scope of their evaluation of Internal Control over Financial Reporting (“ICFR”) taking into consideration guidance in NI 52-109 when a business is acquired not more than 365 days before year end. Management concluded that it would be impractical to complete an evaluation of the design and operational effectiveness of the controls over the Peak Gold Ltd. business, other than the controls over the period-end financial close process, as of December 31, 2008.  Accordingly, management excluded from its assessment the internal control over financial reporting concerning the former Peak Gold Ltd. business other than the controls over the period-end financial close process from their evaluation of the design and operational effectiveness of ICFR as of December 31, 2008.

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The business combination with Western Goldfields Inc. was completed on June 1, 2009 and New Gold became the acquirer from an accounting standpoint. Management is currently performing an evaluation of the design and operating effectiveness of the internal controls and procedures over financial reporting as defined under NI 52-109 for Western Goldfields’ Mesquite Mine business segment for the year ending December 31, 2009.  The Company has evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under NI 52-109 for the year ended December 31, 2008.  Based on this evaluation, management has concluded that the design and operational effectiveness of these internal controls and procedures over financial reporting are effective.  There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this Management’s Discussion and Analysis.

(C)	LIMITATIONS ON CONTROLS AND PROCEDURES

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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ENDNOTES

1.
“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies.  The Company reports total cash cost on a sales basis.  Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by gold ounces sold to arrive at the total cash cost per ounce sold.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

2.	Average realized price per ounce of gold sold is a non-GAAP financial measure which:
▪	excludes from revenues unrealized gains and losses on non-hedge derivative contracts; and,
▪	includes revenues from the Amapari Mine which has been presented as a discontinued operation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Management’s Discussion and Analysis, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this MD&A other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold's anticipated synergies from the business combination with Western Goldfields Inc. may not be realized; there may be difficulties in integrating the operations and personnel of New Gold; significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks Factors" included in New Gold's Annual Information Form filed on March 31, 2009 and Management Information Circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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